UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.
(Name of Issuer)

COMMON STOCK, $0.001  PAR VALUE PER SHARE
(Title of Class of Securities)

88338N 10 7
(CUSIP Number)

 BRIAN BERNICK
951 Broken Sound Parkway, Suite 320
Boca Raton, FL  33486
                   (516) 961-1911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                       April 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 88338N 10 7	Page 2 of 8 Pages
1.	Name of Reporting Persons. Brian Bernick
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,854,049
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,854,049
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,854,049
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 12.54%
14.	Type of Reporting Person IN

	CUSIP No. 88338N 10 7	Page 3 of 8 Pages
1.	Name of Reporting Persons. B.F. Investment Enterprises, Ltd., an entity controlled by Mr. Bernick
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,854,049
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,854,049
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,854,049
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 12.54%
14.	Type of Reporting Person PN

CUSIP No. 88338N 10 7	Page 4 of 8 Pages

Item 1.                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., a Nevada corporation ("Company" or "Issuer").  The address of the principal executive office of the Company is 951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

Item 2.                    Identity and Background.

(a)           Names:  Brian Bernick and B.F. Investment Enterprises, Ltd., a partnership controlled by Mr. Bernick, ("B.F. Investment") (the "Reporting Persons").

(b)           Residence or Business Address of Reporting Persons:

Address for Dr. Bernick:  951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

Address for B.F. Investment: 1001 NW 13th Street, Boca Raton, FL  33485.

(c)           Present principal occupation or employment of Reporting Persons:

Dr. Bernick is a OB/GYN physician.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Citizenship:  Dr. Bernick is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

PF-Personal Funds
AF-Affiliate

Acquisition of Shares of the Issuer

Dr. Bernick owned units in VitaMedMD, LLC, a Delaware limited liability company ("VitaMed") through B. F. Investment.  On October 4, 2011, VitaMed and its members closed an Agreement and Plan of Merger with the Company ("Merger Agreement") pursuant to which the Company acquired 100% ownership of VitaMed in exchange for the issuance of an aggregate of 58,407,331 of its shares of Common Stock.  Pursuant thereto, the Company issued B. F. Investment a total of 9,119,767 shares of its Common Stock. The shares are covered by a Lock-Up Agreement as described below. (For further information, see the Company's Current Report on Form 8K filed with the Commission on October 12, 2011 and exhibits thereto which are incorporated herein by reference.)

CUSIP No. 88338N 10 7	Page 5 of 8 Pages

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Option ("Option")

On January 1, 2009, VitaMed issued B. F. Investment an Option that was assumed and re-issued by the Company pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein.  As a result, B. F. Investment owns an Option for the purchase of 1,472,910 shares of the Company's Common Stock at an exercise price of $0.101839 per share under which all the underlying shares are currently vested. The Option was issued pursuant to the Company's Long Term Incentive Plan in exchange for services rendered and the Option and the underlying shares are covered by a Lock-Up Agreement as described below.

On April 16, 2012, the Company issued B. F. Investment an Option for the purchase of 150,000 shares of the Company's Common Stock at an exercise price of $2.55 per share for services rendered by Dr. Bernick as an employee.  All the underlying shares of the ten-year Option vest on April 16, 2013.

On April 16, 2012, the Company issued B. F. Investment an Option for the purchase of 50,000 shares of the Company's Common Stock at an exercise price of $2.55 per share for services to be rendered as a director of the Company for the calendar year 2012. All the underlying shares of the ten-year Option vest on December 31, 2012.

Common Stock Purchase Warrant ("Warrant")

On June 2, 2011, VitaMed issued B. F. Investment a Warrant that was assumed and re-issued by the Company pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein.  As a result, B. F. Investment owns a Warrant for the purchase of 61,372 shares of the Company's Common Stock at an exercise price of $0.407352 per share.  The underlying shares of the ten-warrant were fully vested at issuance.  The Warrant was issued in connection with a loan made to VitaMed on June 2, 2011 in the principal amount of $50,000.  The loan bears interest at the rate of four percent (4%) per annum and was originally due on December 4, 2011. The due date on the loan was extended to June 1, 2012.  The Warrant and the underlying shares are covered by a Lock-Up Agreement as described below.

Lock-Up Agreement

As required by the terms of the Merger Agreement, the Reporting Persons entered into a Lock Up Agreement ("Agreement") with the Company covering the shares of the Company's Common Stock acquired and due for issuance to the Reporting Persons upon the exercise of the aforementioned Option and Warrant. The Reporting Persons agreed that from the date of the Agreement until eighteen (18) months thereafter (the "Lock-Up Period"), they would not make or cause any sale of the Company's securities. After the completion of the Lock-Up Period, the Reporting Persons agreed not to sell or dispose of more than 2.5 percent (2.5%) of the aggregate Common Stock or shares reserved for issuance for the Option and Warrant per quarter over the following twelve (12) month period (the “Dribble Out Period”).  Upon the completion of the Dribble Out Period, the Agreement shall terminate.

CUSIP No. 88338N 10 7	Page 6 of 8 Pages

Item 4.                   Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)           the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.                   Interest in Securities of the Issuer.

(a)   Dr. Bernick owns zero shares directly, but beneficially owns 9,119,767 shares of the Company's Common Stock through B. F. Investment. He also indirectly owns Options and a Warrant through B. F. Investment for the purchase of an additional 1,672,910 and 61,372 shares respectively of the Company's Common Stock bringing his indirect ownership to an aggregate of  10,854,049 shares. The percentage of class for Dr. Bernick is 12.54% and is based on 84,563,593 shares which would be outstanding if the abovementioned Options and Warrant were exercised.

CUSIP No. 88338N 10 7	Page 7 of 8 Pages

(b)   Dr. Bernick has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the 10,854,049 shares of the Company's Common Stock owned indirectly or to be acquired indirectly by him through the exercise of an Option and Warrant.  (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)   The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

                        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	07/18/11	Agreement and Plan of Merger by and among AMHN, Inc., VitaMedMD, LLC and VitaMed Acquisition, LLC(1)
10.1	n/a	Long Term Incentive Compensation Plan(2)
10.2	n/a	Lock-Up Agreement, form of(3)
10.3	n/a	Non-Qualified Stock Option, form of(3)
10.4	n/a	Common Stock Purchase Warrant, form of(3)
____________________

(1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on July 21, 2011, which report and exhibits are incorporated herein by reference.
(2) Filed as an exhibit to the Company's Definitive Information Statement Schedule 14C filed with the Commission on September 12, 2011, which report and exhibits are incorporated herein by reference.
(3) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2011, which report and exhibits are incorporated herein by reference.

CUSIP No. 88338N 10 7	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012	By:	/s/ Brian Bernick
Brian Bernick, an individual, and as Partner of B. F. Investment Enterprises, Ltd.